This appendix is available as an online formExhibit 99.1

Only use this form if the online version is not available+Rule 3.10.3E

Appendix 3H

Notification of cessation of +securities

Information and documents given to ASX become ASX’s property and may be made public.

*Denotes minimum information required for first lodgement of this form.

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity named above) provide the following information about our issued capital.[1]	MESOBLAST LTD
1.2

*Registration type and number

Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).

ABN 68 109 431 870
1.3	*ASX issuer code	MSB
1.4	*The announcement is Select whichever is applicable.	☒New announcement ☐Update/amendment to previous announcement ☐Cancellation of previous announcement
1.4a	*Reason for update Answer this question if your response to Q 1.4 is “Update/amendment to previous announcement”.	N/A
1.4b	*Date of previous announcement to this update Answer this question if your response to Q 1.4 is “Update/amendment to previous announcement”.	N/A
1.4c	*Reason for cancellation Answer this question if your response to Q 1.4 is “Cancellation of previous announcement”.	N/A
1.4d	*Date of previous announcement to this cancellation Answer this question if your response to Q 1.4 is “Cancellation”.	N/A

[1]	Listing rule 3.10.3E requires an entity to notify ASX of details of the cessation of:
(a)	any securities issued under an employee incentive scheme:
(i)	to key management personnel or an associate, within 5 business days of their cessation;
(ii)	to someone who is not key management personnel or an associate, within 10 business days of the end of the quarter in which the cessation occurred;
(b)	any other equity securities not otherwise notifiable to ASX under rule 3.8A, within 5 business days of their cessation; or
(c)	any quoted debt securities, within 5 business days of their cessation.
The notification must be in the form of, or accompanied by, an Appendix 3H.
Listing rule 3.8A requires an entity to notify ASX of the cessation of securities pursuant to a buy-back by giving ASX an Appendix 3H:
•	in the case of a minimum holding buy-back, within 5 business days of the completion of the buyback; or
•	in all other cases, within 5 business days of giving ASX the final notice for the buy-back.

+ See chapter 19 for defined terms

5 June 2021Page 1

This appendix is available as an online formAppendix 3H

Notification of cessation of +securities

1.5	*Date of this announcement	14 July 2022

+ See chapter 19 for defined terms

5 June 2021Page 2

This appendix is available as an online formAppendix 3H

Notification of cessation of +securities

Part 2 –	Details of +equity securities or quoted +debt securities that have ceased

Question No.	Question	Answer
2.1	*ASX +security code and description	MSBAI - Options expiring various dates ex various prices
2.2	*Number of securities that have ceased	1,553,334 options expired and 313,333 options lapsed.
2.3

*Reason for cessation

Note: the conversion of a convertible security (which is notifiable to ASX under Listing Rule 3.10.3B) is not regarded as the “cessation” of the convertible security for the purposes of this rule. Likewise, the payment up of a partly paid security resulting in it becoming a fully paid security (which is notifiable to ASX under Listing Rule 3.10.3D) is not regarded as the “cessation” of the partly paid security for the purposes of this rule.

☒Expiry of option or other convertible security without exercise or conversion

☒Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

☐Cancellation pursuant to a minimum holding buy-back

☐Cancellation pursuant to an employee share scheme buy-back

☐Cancellation pursuant to an on-market buy-back

☐Cancellation pursuant to an equal access scheme buy-back

☐Cancellation pursuant to a selective buy-back

☐Cancellation pursuant to another form of buy back

☐Cancellation pursuant to a reduction of capital

☐Cancellation pursuant to a scheme of arrangement or other reconstruction

☐Cancellation by agreement between the entity and the holder

☐Repayment or redemption of +convertible debt security without conversion

☐Repayment or redemption of quoted +debt security

☐Redemption of redeemable preference securities

☐Redemption of units

☐Cancellation of partly paid +securities upon which a call or instalment has not been paid

☐Other

If you have selected ‘other’ please provide additional details regarding the reason for cessation here:

+ See chapter 19 for defined terms

5 June 2021Page 3

This appendix is available as an online formAppendix 3H

Notification of cessation of +securities

2.4	*Date of cessation	113,334 on 30 April 2022 1,753,333 on 30 June 2022
2.5

*Is the entity paying any consideration for the cessation?

Example: the payment of an amount to the holder of an option or right as consideration for the holder to agree to a cancellation of the option or right.

The repayment of the principal amount of a convertible debt security or quoted debt security in accordance with its terms is not regarded as consideration paid for the cessation of that security.

No
2.6	*In what currency is the consideration being paid? Answer this question if your response to Q 2.5 is “Yes”	N/A
2.6a

*Consideration amount per +security paid by the entity for the cessation

Answer this question if your response to Q 2.5 is “Yes”

The consideration amount per security should be provided per the currency specified in Q2.6.

Note: This question is not applicable for buy-back events (i.e. Minimum Holding, Employee, On-Market, Equal Access, Selective),

N/A
2.6b

*Total consideration paid or payable for the securities

The total consideration amount should be provided per the currency specified in Q2.6.

Note: This question is applicable to buy-back events only (i.e. minimum holding, employee share scheme, on-market, equal access scheme, selective or other),

N/A
2.7	Any other information the entity wishes to notify to ASX about the cessation?	N/A

Repeat the above questions if you are advising the cessation of more than one security class.

+ See chapter 19 for defined terms

5 June 2021Page 4

This appendix is available as an online formAppendix 3H

Notification of cessation of +securities

Part 3 – Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:
3.1	*Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)
	ASX +security code and description	Total number of +securities on issue
	Ordinary shares	650,454,551

3.2	*Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX):
	ASX +security code and description	Total number of +securities on issue
	Unquoted options Incentive Rights Warrants ADS Warrants	42,150,468 1,500,000 15,027,327 1,769,669

Note: the figures provided in the tables in sections 3.1 and 3.2 above are used to calculate the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the relevant table each class of securities issued by the entity.

If you have quoted CHESS Depository Interests (CDIs) issued over your securities, include them in the table in section 3.1.

Restricted securities should only be included in the table in section 3.1 if you are applying to have them quoted because the escrow period for the securities has expired or is about to expire. Otherwise include them in the table in section 3.2.

Introduced 05/06/21

+ See chapter 19 for defined terms

5 June 2021Page 5

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity Mesoblast Limited
ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Facchina
Date of last notice	17 January 2022

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	HNP, LLC (Philip Facchina, is a member of HNP, LLC and is deemed to be the beneficial owner of these securities)
Date of change	8 July 2022
No. of securities held prior to change	273,224 Ordinary Shares, held indirectly 68,306 Warrants, held indirectly 200,000 Options, held directly.
Class	Ordinary Shares
Number acquired	1 Ordinary Share
Number disposed	Not applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 6

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.84
No. of securities held after change	54,645 American Depositary Shares, held indirectly, which represents 273,225 Ordinary Shares 68,306 Warrants, held indirectly 200,000 Options, held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase of an additional share for rounding purposes to facilitate the conversion of Mesoblast Ordinary Shares into Mesoblast American Depositary Shares.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not Applicable
Nature of interest	Not Applicable
Name of registered holder (if issued securities)	Not Applicable
Date of change	Not Applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not Applicable
Interest acquired	Not Applicable
Interest disposed	Not Applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not Applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 7

Appendix 3Y

Change of Director’s Interest Notice

Interest after change	Not Applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not Applicable
If prior written clearance was provided, on what date was this provided?	Not Applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 8